EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-129668 on Form S-8 of our report dated February 28, 2007 (September 18, 2007 as to the effects of the common control acquisition of the general partnership interests of Texas Eastern Products Pipeline Company, LLC, and certain limited partnership interests of TEPPCO Partners, L.P. and the related change in business segments described in Note 1, as well as subsequent events as discussed in Note 25) relating to the consolidated financial statements of Enterprise GP Holdings L.P. and subsidiaries as of December 31, 2006 and 2005 and for each of the three years ended in the period December 31, 2006, appearing in this Current Report on Form 8-K of Enterprise GP Holdings L.P.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
September 21, 2007